December 15, 2009
By UPS overnight delivery
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn:     Mr. H. Roger Schwall, Assistant Director

Re:	Delta Petroleum Corporation
Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 2, 2009
Definitive Proxy Statement on Schedule 14A
Filed April 21, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Filed May 5, 2009
Response Letter Dated June 25, 2009
Response Letter Dated July 23, 2009
Response Letter Dated September 4, 2009
Response Letter Dated October 20, 2009
File No. 000-16203
Dear Mr. Schwall:
We are in receipt of your comment letter dated November 20, 2009 with regard to the above-referenced filing.
Following you will find our detailed response to your comment, which is provided to you as supplemental information. Where necessary we have included additional supplemental information as exhibits, as referenced in our response.
For the convenience of the Staff, we have transcribed the comments being addressed and the Company’s responses to each comment in sequence.
RESPONSES TO SEC COMMENTS
Engineering Comments on the Form 10-K for the Fiscal Year Ended December 31, 2008
SEC Comment:
Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-45

U.S. Securities and Exchange Commission
December 15, 2009

1.	Your September 8, 2009 letter states that the year-end 2007 proved reserves for the ten largest Rocky Mountain 2007 completions were revised downward by 6% and that none of the wells were completed in all available pay intervals. We see no relation between the application of a type curve extrapolation with the appropriate initial production value and the perforated pay intervals.

You also stated that minimal production history for these wells was available and you made minor adjustments to the pre-drill estimated ultimate recoveries (EURs) with one exception. However, our comparison of these ten production decline extrapolations with public production data indicates that your assumed initial production rates significantly 12-31-08 Annual Report on Form 10-K exceeded the actual December 2007 full month production volumes for six of the nine wells (production data for the Vega Unit 10-33 was unavailable). The median ratio for projected rate/actual rate for 9 wells is 1.45, indicating the projected production rate exceeded the actual December 2007 rate by 45%. The cumulative ratio for 9 wells is 1.57. The importance of this parameter would appear to be confirmed by the subsequent 41% shortfall in the 2008 actual production of these nine wells compared to the corresponding projections for 2008. We would expect negative revisions to the associated EURs to have similar proportions, not single digit figures.

Therefore, it appears to us that the year-end 2007 proved reserves for at least the nine 2007 completions should have been significantly lower than you presented. This is underscored by the fact that all ten wells are in the Vega area which contains over 80% of your proved reserves.

Please provide us with a comparable analysis of your estimates versus production for your top ten 2008 completions — i.e., a comparison of production decline extrapolations with full month production volumes and the median ratio for projected rate/actual rate. We may have further comments upon review of your response.
Registrant’s Response:
Monthly Rate Comparison Actual versus Forecast: Spreadsheet Exhibit AA is submitted that contains labeled columns A through G. Column G is a ratio of projected rate (1/2008) over actual rate (12/2007) for the ten 2007 PUD wells in question. To replicate SEC results, Vega Unit 10-33 was suppressed. The median ratio returned is 1.45. The cumulative ratio is 1.35 or 1.40 with and without Vega Unit 10-33 respectively. Delta could not match SEC’s 1.57 cumulative ratio. Please be advised that there are significant amounts of erroneous monthly production data in the public domain. Delta is in the process of correcting said errors with the state of Colorado. This has likely lead to the divergence. Additional discussion regarding production volume errors follows at the end of this response section.
For your use, subsequent tabs in the electronic spreadsheet for Exhibit AA contain historical daily and monthly production data for all 20 wells in question (40 tabs) which Delta submits as being correct. Additionally, all twenty PUD wells have been plotted using said data in semi-log

U.S. Securities and Exchange Commission
December 15, 2009

rate-time format (both monthly and daily) and are submitted as Exhibits BA through BT. With internal production data, Delta has performed similar but more rigorous ratio calculations in columns H though O in Exhibit AA.
For the group of ten 2007 PUD wells, a representative production month was selected on a well by well basis (Column H). In general, 11/2007 was more representative than 12/2007 as 12/2007 contained more production upset issues. In one case, one of the ten wells did not begin production until the last 11 days of December and accordingly, 2/2008 was selected as an alternative. Production plots assisted in the selection of a proper month on trend. Summation of daily gas production for the appropriate month was calculated as were days on line (Columns I and J). The production forecasts submitted in the 10K were generated using ARIES software that assumes 30.4 days per month, so production volumes were normalized linearly to match this (Column K). Next each well’s 10K forecast specific to the month in question was presented (Column N). Lastly the Projected Rate / Actual Rate Ratio was presented both by well and cumulatively (Column O). The median ratio is 1.08 and the cumulative ratio is 1.06.
As previously reported, the collective gross EUR for the ten 2007 PUD wells changed from 14.83 Bcfe 12/31/2006 to 13.91 Bcfe 12/31/2007 which is a 6.2% EUR reduction. The EUR ratio 14.83/13.91 is 1.07 which is in good agreement with the foregoing rate comparison exercise.
SEC also requested Delta perform similar calculations for the ten 2008 PUD completions. IP dates for this group are much more clustered ranging from 2/26 to 3/23/2008 which is helpful. Extrapolating steps that yielded a 1.45 median ratio above, Delta compared 1/2009 forecasted rates versus 12/2008 actual rates. This yielded a 1.23 median ratio and 1.32 cumulative ratio.
In support of type curve applicability for the 2008 PUD wells, Delta submits a rigorous look at the month 4/2008, the first full month of production for all ten wells. Delta has compared actual production normalized to 30.4 days to both the first month and second month of the pre-drill type curve forecasted volumes (Columns M, N, and N’). It can be argued that 4/2008 represents somewhere between the first and second full month of production with 3/2008 being a ramp-up/clean-up month from fracture stimulation. Comparing actual production to first month forecast, the median ratio is 1.39 (Column O) which is likely high. Likewise, comparing actual production to second month forecast, the median ratio is 1.03 (Column O’) which is likely low. Averaging the two ratios yields a median ratio 1.21 that compares favorably to the actual reserve reduction taken at year-end 2008.
As previously reported, the collective gross EUR for the ten 2008 PUD wells changed from 15.06 Bcfe 12/31/2007 to 12.64 Bcfe 12/31/2008 which is a 16.1% EUR reduction. The EUR ratio 15.06/12.64 is 1.19. Additionally, cumulative ratios are very much in line with the median ratios.
Delta submits Exhibit AA along with corresponding production data in support of type-curve applicability for both its 10 largest Rocky Mountain 2007 and 2008 PUD completions.

U.S. Securities and Exchange Commission
December 15, 2009

Discussion of Production Volume Corrections: Delta has identified 46 wells that have doubled production carried in the state of Colorado’s production database for the six-month interval October 2007 through March 2008. Please be assured that Delta’s internal records including ARIES have always been correct. Production was originally submitted to the state of Colorado at the well level coincidentally assigned to a single formation, Mesa Verde, within the well. Delta’s Piceance Basin production comes from up to four named formations within a typical completion interval one of which is the Mesa Verde. The state requested corrected reports that allocated well production to the formation level. After submission, the state failed to remove the originally reported volumes from its production database resulting in a doubling of production volumes carried in some wells. Delta is working with the state to make further corrections to the 46 affected wells.
SEC Comment:
Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-45
2.	We note that your year-end 2007 reserve report scheduled the top ten 2007 completions’ projected future production with years two and three larger than 12 times the first year’s ending monthly production rate. This increase in 2nd and 3rd year production is not mirrored in the respective production extrapolation exhibits. Please explain the reason for this situation.
Registrant’s Response:
Annual Rate Comparison Actual versus Forecast: Spreadsheet Exhibit CA is submitted which contains columns A through K. For the 2007 PUD wells, it compares 12 times first year’s actual ending monthly production rate to year 2 and year 3 forecasted annual rates. This exercise is performed at the well level as well in the aggregate for the ten wells. Reported 12/2007 monthly volumes are shown in Column B. Please note that two completions were producing at non-representative curtailed rates in December 2007 and a third had its inception of production deep into the month. For these three wells, a more representative 1/2008 or 2/2008 monthly volume has been substituted to better represent the individual well’s production potential. Column E is a repeat of Column B with the three wells adjusted. Column G is 12 times Column E. Column G is then compared to Columns H and I which are the two-year and three-year annual forecasted volumes respectively. Columns J and K are delta columns.
At the well level, three 2007 wells under-performed forecast in year two and two in year three. Subsequently, in 2008, all forecasts including the ten 2007 PUD’s were reviewed and adjusted accordingly.
In the aggregate, the ten wells’ forecasts appear to be reasonable. Annualized December 2007 is 2574 MMcf, Year-2 forecast is 1769 MMcf and Year-3 forecast is 1402 MMcf.
Please be advised that there are significant amounts of erroneous monthly production data in the public domain which could provide difficulties for the SEC in performing this exercise. Delta is in the process of correcting said errors with the state of Colorado. Delta has attached relevant

U.S. Securities and Exchange Commission
December 15, 2009

historical monthly and daily production data in electronic spreadsheet format along with Exhibit BA.
Delta submits Exhibit BA along with corresponding production data showing a 31% rate decline from annualized 12/2007 to Year-2 forecast and a further 21 % rate decline from Year -2 to Year -3 for its 10 largest Rocky Mountain 2007 PUD completions.
SEC Comment:
Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-45
3.	We note that you made changes in field operations that “have made the concern of water disposal less an issue than in previous years.” Please explain the details of these changes to us.
Registrant’s Response:
Water Disposal: At present Delta has 22 Piceance wells drilled and cased awaiting completion. One completion rig is currently in operation. The field produces approximately 2400 BWPD. All of this water is being collected and tanked for future fracture stimulation operations. From fourth quarter 2009 and into first half of 2010, little if any water is anticipated to require disposal.
Concurrently, Delta is installing the Harrison Creek Produced Water Recycling Facility more commonly known as a “212 Project”. It is a proto-type distillation / water recycling facility for produced fluids. It is designed to reduce water disposal volume by 90% by returning the bulk of produced waters back to the environment as surface water. The remaining 10% saturated brine fluid will be hauled offsite for disposal. Nameplate capacity of a single “pod” is 2430 BWPD, and the facility can be expanded as needed. Once operational, with all-in costs, recycling is forecasted to reduce produced water handling costs by 10 to 20% as compared to straight water hauling. The Harrison Creek Produced Water Recycling Facility is expected to be operational by second quarter 2010.
SEC Comment:
Information Regarding Proved Oil and Gas Reserves (Unaudited), page F-45
4.	We note that the post-drill actual well costs for the top ten completions in 2007 and 2008 were both $2.2 million/well. Please explain in detail the well costs you will incorporate in the Vega area for year-end 2009. Address the additional costs due to completing in those pay zones that were not perforated and fracture treated in 2007 and 2008
Registrant’s Response:
Forecasted Capital: For year-end 2009, it is anticipated that none of the PUD’s carried in year-end 2008 10K will run at a positive PV0 due to low average product pricing experienced in the preceding 12 months. Rocky Mountain PUD’s will be reclassified as a contingent resource and

U.S. Securities and Exchange Commission
December 15, 2009

will not be reported. Therefore Rocky Mountain 2009 capital will be near zero. However, Delta may elect to present a reserve sensitivity run at higher pricing which will restore value to the previously identified PUD locations. In this event, Exhibit DA is submitted which shows capital that will be used and how it compares to capital spends associated with the top 20 PUD wells in review.
In 2007-2008, D&C costs were $2.2MM for wells drilled and completed with 8-stage frac’s. Re-entry costs were $0.3MM to add an additional two stages bringing total D&C costs to $2.5MM. Delta did not drill any new wells in 2009 but has recognized a retraction in energy sector costs. Drilled today, an equivalent 10-stage fracture stimulated well would cost on average $1.9MM. The actual range of D&C costs that will be carried is $1.7MM to $2.2MM depending on the geologic section thickness. Thinner section in the south will require only eight stages to fully complete where thicker section to the north may require up to 12 stages.
REGISTRANT’S CLOSING COMMENTS
We acknowledge a) that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, b) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate your consideration of these matters. If you have any questions, please feel free to contact me at 303-575-0307.

Regards,
/s/ Kent B. Lina
Kent B. Lina,
Sr. Vice President — Corporate Engineering

Enclosures

CC:	Ronald R. Levine, II, Partner — Davis, Graham and Stubbs LLP (Outside Legal Counsel)
Robert Dennis, Partner — KPMG LLP (Independent Audit Firm)
Allen Barron, Principal — RE Davis (Independent Reserve Engineers)